Exhibit 99.6

NICE Actimize Enhances Sales Practices & Suitability Solution
with Open Analytics for Daily Account Reviews

Wealth management firms and registered investment advisors can now create custom rules to automate  daily supervision of sales practices to comply with investment suitability regulations

Hoboken, N.J., April 12, 2018 – Wealth management firms and registered investment advisors are increasingly finding themselves pressured when it comes to the rigorous enforcement of Sales Practices & Suitability rules by regulators. Vigilant supervision is essential, and firms are now aware that numerous activities need to be monitored daily. To address these challenges, NICE Actimize, a NICE (Nasdaq:NICE) business and the leader in Autonomous Financial Crime Management solutions, is enhancing its Sales Practices & Suitability solution’s Open Analytics capabilities to enable firms to create their own custom rules for automating daily sales practice supervision based on their unique business requirements without the added expense of professional services costs.

“Firms have different levels of risk tolerance, and such risks as asset concentration not only need to be monitored on a monthly basis but also on a daily basis,” said Chris Wooten, Executive Vice President, NICE. “Firms also measure other activities, such as supervision of accounts for high net worth individuals, missed breakpoints and hybrid switching, on a daily basis. With our new enhanced Open Analytics for daily reviews, firms now have the flexibility to create daily supervision routines to support these and other business practices. This is in addition to the wide range of out-of-the-box analytics risk coverage provided by the NICE Actimize Sales Practices & Suitability solution.”

NICE Actimize’s Sales Practices & Suitability solution’s Open Analytics empowers compliance managers to create their own monitoring rules ‘on the fly,’ eliminating the need for expensive and time-consuming custom development and programming. With the addition of Open Analytics for Daily Reviews, compliance managers can now configure custom supervisory routines to run on a daily basis, in addition to on a monthly or trade basis, which were available previously. As irregularities are identified through the Open Analytics, alerts are routed to compliance managers for investigation.

Daily supervision is essential from a regulatory standpoint. Regulatory bodies around the world are stepping up their enforcement of investment suitability regulations to ensure wealth management firms and registered investment advisors are properly managing investor wealth. Both IIROC (The Investment Industry Regulatory Organization of Canada) and FINRA mandate daily reviews of client accounts for undue risks and asset concentrations that could harm investors.

“As a matter of good practice, firms want to ensure they are properly managing their clients’ investments and wealth, but regulations also impose suitability obligations to protect investors and market integrity,” said Wooten. “Using the NICE Actimize Sales Practices & Suitability solution’s Open Analytics, firms can automate oversight and supervision of their sales practices, improve their transparency and efficiency, and ensure enterprise-wide compliance with investment suitability regulations, cost-effectively, while staying on top of business risks.”

For additional information:
•          NICE Actimize’s Sales Practices & Suitability solution, click here.
•          NICE Actimize Autonomous Financial Crime Management approach, click here

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.